February 13, 2025

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

We hereby withdraw our request for acceleration of the effective date for our registration statement on Form S-1 (File No. 333-284443).

Should you have any questions regarding this request, please contact Richard Feiner, Esq. of Silverman Shin & Schneider PLLC by telephone at (646) 822-1170.

Very truly yours,

AIM IMMUNOTECH INC.

By:	/s/ Peter W. Rodino, III
Peter W. Rodino, III,
Chief Operating Officer

cc:	Richard Feiner, Esq.

Corporate Headquarters
2117 SW Highway 484, Ocala FL 34473		t: 352-448-7797	f: 352-480-4620

Human Resources and Administration
604 Main Street, Riverton NJ 08077		t: 352-448-7797	f: 352-480-4620

Operations, Research and Development
671A US-1 South, North Brunswick, NJ 08902	www.aimimmuno.com	t: 732-249-3250	f: 732-249-6895